RADIUS HEALTH, INC.

201 Broadway, 6th Floor

Cambridge, Massachusetts 02139

May 8, 2014

VIA EDGAR Transmission

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:                             Radius Health, Inc.
Registration Statement on Form S-1
Filed February 26, 2014
File No. 333-194150

Dear Mr. Reynolds:

On May 8, 2014, Radius Health, Inc. (the “Company”) submitted a letter requesting that the above-referenced Registration Statement be declared effective on May 8, 2014, at 4:00 p.m., Eastern Time.  The Company’s acceleration request was accompanied by a separate letter delivered to you on the same date from Jefferies LLC and Cowen and Company, LLC, on behalf of the underwriters of the offering, to join in our acceleration request.  By this letter the Company hereby withdraws the acceleration request dated May 8, 2014.

Sincerely yours,

Radius Health, Inc.

By:	/s/ Robert E. Ward
Robert E. Ward
President and Chief Executive Officer

cc:        Peter Handrinos, Esq.

Shayne Kennedy, Esq.

Peter Kim, Esq.